Investec Securities (US) LLC

Notes to Statement of Financial Condition

March 31, 2017

1. Organization and Nature of Business

Investec Securities (US) LLC (the "Company") is a wholly owned subsidiary of Investec USA Holdings Corp. ("Holdings"), the ultimate parent of which is Investec plc, a London Stock Exchange listed company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "SEA") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company distributes affiliate research and serves as an intermediary on behalf of overseas affiliates (the "Overseas Affiliates") in accordance with SEA Rule 15a-6. Under this rule, the Company intermediates foreign equity transactions, as well as it acts as placement agent for foreign securities offerings in the United States; for all such transactions and offerings, the executing broker is one of the Overseas Affiliates. The Company operates in a single business segment, the Institutional Securities business.

2. Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States, which require management to make judgments and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of cash and highly liquid investments with maturities of 90 days or less. The Company had no cash equivalents at March 31, 2017.

Commitments and Contingencies

The Company has not made any commitments, and is not aware of any contingencies, that would require disclosure in the Notes to Statement of Financial Condition.

Income Taxes

The Company is a single member limited liability company and is a "disregarded entity" for tax purposes. Thus, the Company's assets, liabilities and items of income, deductions and tax credits are treated as those of its sole member, Holdings, which is responsible for including the Company in its tax reports.

Investec Securities (US) LLC

Notes to Statement of Financial Condition

2. Significant Accounting Policies (continued)

The Company accounts for taxes in accordance with Accounting Standards Codification 740, *Income Taxes* ("ASC 740"). ASC 740 provides guidance on how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires that the Company determine whether a tax provision is more likely than not to be sustained upon examination, including resolution of any appeals or litigation processes, based upon the technical merits of the position. Once it is determined that a position meets this recognition criteria, the Company measures the position to the amount of benefit it may recognize in the Statement of Financial Condition.

Accounting Developments

Adopted in 2017

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic ASC 205-40) ("ASU No. 2014-15"). This amendment requires management to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and, if so, to disclose that fact. Management will also be required to evaluate and disclose whether it plans to alleviate that doubt. This amendment is effective for fiscal years ending after December 15, 2016, and for annual and interim periods thereafter. The adoption of ASU 2014-15 did not have a material effect on the Company's Statement of Financial Condition.

Pending adoption

ASU 2014-09

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers.

Subsequently, the FASB has issued further ASUs (collectively, the "ASUs") for purposes of amending or clarifying that guidance. The ASUs require an entity to recognize revenue as goods or services are transferred to the customer at an amount the entity expects to be entitled to in exchange for those goods or services. They also provide guidance on when revenues and expenses should be presented on a gross or net basis and establishes a cohesive set of disclosure requirements requiring information on the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The ASU 2014-09 is effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company is assessing the impact of the new ASUs on its Statement of Financial Condition.

ASU 2016-16

In October 2016, the FASB has issued ASU 2016-16 "Intra-Entity Transfers of Assets Other Than Inventory" to ASC 740, *Income Taxes.* This ASU eliminates the exception of an intra-entity

Notes to Statement of Financial Condition

2. Significant Accounting Policies (continued)

transfer of an asset other than inventory. Specifically, the update to the existing guidance allows recognition of the income tax consequences on an intra-entity transfer on an asset other than inventory when the transfer occurs. This amendment is effective for annual reporting periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an annual reporting period for which financial statements (interim or annual) have not been issued or made available for issuance. The Company is currently assessing the impact that ASU 2016-16 will have on the Company's Statement of Financial Condition.

3. Credit Risk

The Company maintains its Cash and cash equivalents in bank accounts. Balances in such accounts, at times, may exceed federally insured limits.

4. Related-Party Transactions

The Company shares office space, equipment and other related support with Holdings. Under an administrative services agreement (the "ASA") with Holdings, certain overhead and operating expenses, including employee salaries and related costs, insurance and other expenses are allocated to the Company based on formulae applied to these expenses. In addition, Holdings allocates taxes to the Company, as discussed in Notes 2 and 5, and is the Company's payment agent for essentially all of the Company's vendor invoices.

Receivable or payable balances are settled between the Company and Holdings throughout the year on at least a quarterly basis. At March 31, 2017, the Company owed Holdings, net, $45,519 related to the items described above. The Company paid partial settlement in the amount of $18,782 on April 13, 2017.

Pursuant to service agreements, the Company charges certain Overseas Affiliates for services rendered, including operating as an intermediary broker-dealer for the Overseas Affiliates pursuant to SEC Rule 15a-6. Receivable or payable balances are settled between the Company and the Overseas Affiliates throughout the year on at least a quarterly basis. At March 31, 2017, the Overseas Affiliates owed the Company $28,316 related to the items described above and included in Due from Overseas Affiliates. The Overseas Affiliates settled with the Company in the amount of $34,496 on April 21, 2017.

5. Income Taxes

Holdings allocates a provision for income taxes to the Company as if it were a separate taxpayer. At March 31, 2017, the Company had no deferred tax assets or deferred tax liabilities. All taxes are deemed to be current and are periodically settled with Holdings.

5. Income Taxes (continued)

As of March 31, 2017, the Company determined that it has no material uncertain tax positions, and no interest or penalties as defined within ASC 740-10. Accordingly, management has concluded that no additional ASC 740-10 disclosures are required.

Although Holdings is not currently under examination by federal or state income tax authorities, Holdings' returns for the tax years ended March 31, 2014, 2015 and 2016 are open to adjustment by the relevant federal and state income tax authorities. The Company would recognize any future penalties and/or interest allocated to it by Holdings in the then-current period.

6. Regulatory Requirements

The Company, a registered broker-dealer, is subject to the Net Capital Rule 15c3-1 under the SEA (the "Rule"), which requires the maintenance of minimum net capital. The Company utilizes the alternative method available under the Rule and is required to maintain a minimum of $250,000 of net capital. At March 31, 2017, the Company had net capital of $6,278,896, which was $6,028,896 in excess of the required minimum net capital.

Various regulations may limit advances, dividends, and capital withdrawals in order to maintain required minimum net capital or for other reasons.

7. Subsequent Events

The Company has evaluated all subsequent events through May 25, 2017, the date the Statement of Financial Condition was available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the Statement of Financial Condition or accompanying notes.